Exhibit 99.7

PRESS RELEASE

Malaysia: TotalEnergies Completes the Acquisition of the
Upstream Gas Assets of SapuraOMV

Paris, December 10th 2024 – TotalEnergies finalized today the acquisition of the interests of OMV (50%) and Sapura Upstream Assets (50%) in SapuraOMV Upstream (SapuraOMV), an independent gas producer in Malaisia.

SapuraOMV’s main assets are its 40% operated interest in block SK408 and 30% operated interest in block SK310, both located offshore Sarawak in Malaysia. In 2024, SapuraOMV’s operated production (100%), supported by the start-up of the Jerun gas field in July, is expected to reach approximately 590 Mcf/d of natural gas, feeding the Bintulu LNG plant operated by Petronas, as well as 10 kb/d of condensates. The assets have production costs (ASC932) below 5 $/boe and an overall emission intensity below 10 kg CO2e/boe.

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About TotalEnergies in Malaysia

TotalEnergies has been operating in Malaysia since 1985, and is a long-standing partner of the national oil company Petronas. Following the completion of the acquisition of SapuraOMV Upstream, TotalEnergies employs about 300 people in the country, and holds operated interests of 40% in block SK408 and 30% in block SK310, as well as a 40% interest in block SB412. These interests round out its existing portfolio of 34.9% in both blocks SB-2K and SB-N and 85% in block DW2E. Via its affiliate TotalEnergies Marketing Malaysia, TotalEnergies also markets petroleum products. The Company also signed a deal with Petronas and Mitsui in 2023 to develop a CO2 storage project in Southeast Asia and assess several potential sites in the Malay Basin.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).